AO* 3/28

SEC... 07005913 ... ISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ziv Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 2095
(No. and Street)

Chicago (City) IL (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Griegel (312) 427-7208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2007 WASH. D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter G. Ziv, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ziv Investment Company, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
JAMES M GRIEGEL
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 09/20/08

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ZIV INVESTMENT COMPANY

CONTENTS

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Ziv Investment Company

We have audited the accompanying statement of financial condition of Ziv Investment Company as of December 31, 2006 and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ziv Investment Company as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included with this report are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P.C.
Certified Public Accountants

Blue Island, Illinois
February 15, 2007

ZIV INVESTMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 831,651
Receivable from broker/dealers and clearing organizations	788,321
Receivable from customers	639,424
Securities owned, at market value	5,939,110
Secured demand notes	975,000
Exchange membership, at cost	11,500
Furniture, equipment and software, at cost (net of $216,856 accumulated depreciation)	47,235
Leasehold improvements, at cost (net of accumulated amortization of $2,845)	13,864
Other assets	16,750
TOTAL ASSETS	$ 9,262,855

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Payable to brokers/dealers and clearing organizations	$ 40,148
Payable to customers	6,903,952
Accounts payable, accrued expenses and other liabilities	31,154
Securities sold, not yet purchased	4,446
Subordinated liabilities	975,000
Total Liabilities	$ 7,954,700
SHAREHOLDERS' EQUITY	
Common stock, $1 par value; authorized 1,000 shares; issued and outstanding 350 shares	$ 350
Additional paid-in capital	109,650
Retained earnings	1,198,155
Total Shareholders' Equity	$ 1,308,155
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 9,262,855

The accompanying notes are an integral part of these financial statements.

ZIV INVESTMENT COMPANY

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

REVENUE	
Commissions	$ 1,309,865
Net dealer trading gains (losses)	(34,803)
Interest	349,869
Other income	124,772
Total Revenue	$ 1,749,703
EXPENSES	
Commissions, compensation and related benefits	$ 879,923
Clearance and floor brokerage expenses	157,501
Communications	68,116
Occupancy	51,564
Interest expense	271,944
Other expenses	144,646
Total Expenses	$ 1,573,694
NET INCOME	$ 176,009

The accompanying notes are an integral part of these financial statements.

ZIV INVESTMENT COMPANY

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance-Beginning of Period	$ 350	$ 109,650	$ 1,022,146	$ 1,132,146
Net Income			176,009	176,009
BALANCE-END OF YEAR	$ 350	$ 109,650	$ 1,198,155	$ 1,308,155

The accompanying notes are an integral part of these financial statements.

ZIV INVESTMENT COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash Flows from Operating Activities		
Net Income (Loss)	$	176,009
Adjustments:		
Depreciation		30,000
Amortization		420
Increase in receivable from broker/dealers		(189,255)
Decrease in securities owned		116,729
Increase in receivable from customers		(166,260)
Increase in other assets		(3,325)
Decrease in accounts payable		(16,498)
Increase in securities sold, not yet purchased		2,746
Increase in payable to customers		280,618
Decrease in payable to broker/dealers		(13,112)
Net Cash Flow Provided (Used) by Operations	$	218,072
Net Cash Flow Provided (Used) by Investing Activities	$	-0-
Cash Flows from Financing Activities		
Principal payments under capital lease obligation	$	(1,382)
Net Increase (Decrease) in Cash and Cash Equivalents	$	216,690
Cash and Cash Equivalents Balance at December 31, 2005	$	614,961
Cash and Cash Equivalents Balance at December 31, 2006	$	831,651

Supplemental Information:

Interest paid in 2006 $ 271,944

The accompanying notes are an integral part of these financial statements.

ZIV INVESTMENT COMPANY

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2006

Subordinated liabilities at December 31, 2005	$ 475,000
Increases (Decreases)	500,000
Subordinated liabilities at December 31, 2006	$ 975,000

The accompanying notes are an integral part of these financial statements.

ZIV INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated under the laws of the state of Delaware on October 29, 1969. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc., the Chicago Stock Exchange, Inc. and the Chicago Board Options Exchange, Inc. The Company's primary activity is the sale of securities.

Customers Transactions - Customers' securities transactions and the related commission revenue and expense are recorded on a trade date basis which is the same business day as the transaction date.

Firm Securities Transactions - Securities transactions of the Company are recorded on a trade date basis. Securities in firm trading accounts are carried at market value or estimated fair value as determined by management for book purposes. The resulting difference between cost and market (or fair value) is included in income.

Depreciation - Depreciation is provided for using the straight-line method over estimated useful lives of three, five and seven year periods.

Leasehold Improvements - Amortization is provided using the straight-line method over 39.5 years.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and those securities registered under the Investment Company Act of 1940 that are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash and cash equivalents are at one financial institution and the balances exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to the cash and cash equivalents.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES - (Continued)

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned consist of trading and investment securities at market or estimated fair value as illustrated below. U.S. Treasury securities listed below are not considered cash equivalents. At December 31, 2006, U.S. Treasury securities with a market value of $442,260 were being held as a security deposit with a securities clearing organization.

	Owned	Sold, Not yet Purchased
U.S. Treasuries	$ 5,917,010	$ -0-
Equity Securities	22,000	4,446
Options	100	-0-
Totals	$ 5,939,110	$ 4,446

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 4 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $309,489 which has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Included in securities owned are U.S. Treasury securities with a market value of $5,474,750 which also have been segregated in a special reserve bank custodial account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 5 - S CORPORATION ELECTION

The Company has elected S Corporation status for federal income purposes. Income taxes are, therefore, the responsibility of the Company's individual shareholders.

NOTE 6 - RETIREMENT PLAN

The Company maintains a discretionary profit sharing plan covering substantially all employees. The plan is integrated with social security. The Company may make annual contributions to the plan. No contribution was made to the plan for the year ended December 31, 2006.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission UniformNet Capital Rule (rule 15c3-1), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at December 31, 2006, the Company had net capital and a net capital requirement of $2,150,601 and $250,000, respectively.

NOTE 8 - LEASE COMMITMENTS

Operating Leases - The Company has entered into noncancellable leases for office space at two locations. One lease expired December 31, 2006 and the other expires April 30, 2010. The total expenditures for the leases were $100,764 for the year ended December 31, 2006. The net expense for the year was $51,564, which equals the total expenditures for both leases less reimbursements totaling $49,200 from a sublease of a portion of the office space relating to an agreement that expired December 31, 2006. The Company is in the process of negotiating terms for a new lease and as of February 15, 2007, no agreement has yet been executed. Future minimum lease payments for the lease expiring April 30, 2010, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year	Totals
2007	$ 38,259
2008	38,259
2009	38,259
2010	12,753
Total	$ 127,530

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2006 are listed below. The subordinated lender is a shareholder of the Company.

Liabilities Pursuant to Secured Demand Note Collateral Agreements		
2%,	due 06-30-08	$ 300,000
2%,	due 12-31-08	175,000
4%,	due 08-31-09	500,000
	Total	$ 975,000

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS - (Continued)

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 10 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

Effective June 15, 2004, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer) with an initial three year term, whereby the Company forwards (introduces) certain customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. Pursuant to terms of this agreement, the Company is required to maintain minimum net capital of not less than $100,000 and maintain minimum coverage on its broker's blanket bond of $300,000. The Company must also maintain a deposit of $100,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. The agreement may be terminated by either party with 90 days prior written notification.

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations

NOTE 10 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - (Continued)

and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options. These derivative financial instruments are used to meet the needs of the customers and conduct trading activities and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer of options, the Company or its customers receive a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006, at market values of the related securities and will incur a loss, if the market value of the securities increases subsequent to December 31, 2006.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - (Continued)

These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities transactions (those not introduced to its Clearing Broker/dealer, as described in Note 10) are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customers fail to satisfy their contractual commitments, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

SUPPLEMENTARY INFORMATION

ZIV INVESTMENT COMPANY

COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL

DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL	
Total shareholders' equity	$ 1,308,155
Add - Subordinated liabilities	975,000
Deduct - Nonallowable assets	(89,349)
Net Capital before haircuts	$ 2,193,806
Less - Securities Haircuts	(43,205)
NET CAPITAL	$ 2,150,601
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirement (2% of aggregate debit items as shown in formula for reserve requirements pursuant to rule 15c3-3 prepared as of date of net capital computation)	$ 26,213
Minimum dollar net capital requirement	$ 250,000
Net capital requirement	$ 250,000

NOTE: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See Accompanying Auditors' Report.

ZIV INVESTMENT COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

CREDITS	
Credit balances in customer security accounts	$ 6,671,902
Monies borrowed collateralized by customer securities	566,715
Market value of short securities and credits in all suspense accounts over 30 calendar days	116,380
Total Credits	$ 7,354,997
DEBITS	
Debit balances in customer security accounts	$ 549,539
Securities borrowed	138,000
Customers' securities failed to deliver	56,381
Margin required and on deposit with option clearing corporation	566,715
Aggregate debit items	$ 1,310,635
Less 3% thereof	(39,319)
Total Debits	$ 1,271,316
AMOUNT REQUIRED TO BE ON DEPOSIT	$ 6,083,681
Cash and Securities on Deposit in "Special Reserve Bank Accounts for the Exclusive Benefit of Customers" at January 4, 2007	$ 6,134,239

NOTE: There are no material differences between the computation above and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing.

See Accompanying Auditors' Report.

ZIV INVESTMENT COMPANY

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2006

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by respondent within the time frame required under Rule 15c3-3.	NONE
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operation" as permitted under Rule 15c3-3.	NONE

See Accompanying Auditors' Report.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
Ziv Investment Company

In planning and performing our audit of the financial statements of Ziv Investment Company (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System;
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, our examination disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness as defined above, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Ziv Investment Company as of and for the year ended December 31, 2006 and this report does not affect our report thereon dated February 15, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet with the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Chicago Stock Exchange, Inc., the Chicago Board of Options Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P.C.
Certified Public Accountants

Blue Island, Illinois
February 15, 2007

END